

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2010

<u>Via U.S. Mail and Facsimile to 732-365-1457</u>

Marc P. Lefar
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

      RE: **Vonage Holdings Corp.**
              Form 10-K for the fiscal year ended December 31, 2009
              Filed February 26, 2010
              File No. 001-32887

Dear Mr. Lefar:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        /s/ Robert F. Bartelmes for
                        Larry Spirgel
                        Assistant Director